SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________ .

Commission file number: 1-15983

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Meritor, Inc. Hourly Employees Savings Plan
(formerly known as ArvinMeritor, Inc. Hourly Employees Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084

1

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
(FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013	10

SIGNATURES	11

EXHIBIT – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Meritor Employee Benefit Plan Committee
and Participants

We have audited the accompanying statements of net assets available for benefits of Meritor, Inc. Hourly Employees Savings Plan (formerly known as ArvinMeritor, Inc. Hourly Employees Savings Plan) (the "Plan") as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC
Clinton Township, Michigan
June 12, 2014

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
(FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS
Participant-Directed Investments
Mutual funds	$13,733,903	$11,887,040
Common collective fund	6,465,706	8,024,526
Common stock	2,387,837	1,216,090
Total investments at fair value	22,587,446	21,127,656
Contributions receivable	11,720	13,036
Participant notes receivable	47,405	57,456
Net assets reflecting all investments at fair value	22,646,571	21,198,148
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	(90,359)	(330,758)
NET ASSETS AVAILABLE FOR BENEFITS	$22,556,212	$20,867,390
See accompanying notes to financial statements.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
(FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

CONTRIBUTIONS
Participant contributions	$227,276
Employer contributions, net of forfeitures	683,930
Total contributions, net of forfeitures	911,206
INVESTMENT INCOME
Dividends	555,693
Net appreciation in fair value of investments	3,703,428
Net investment income	4,259,121
Interest from participant notes receivable	1,603
Total additions	5,171,930
DEDUCTIONS
Benefits paid to participants	(3,474,461)
Administrative expenses	(8,647)
Total deductions	(3,483,108)
INCREASE IN NET ASSETS	1,688,822
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	20,867,390
End of year	$22,556,212
See accompanying notes to financial statements.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
(FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN
The following description of Meritor, Inc. Hourly Employees Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information. Effective January 1, 2013, the Plan was amended to officially change its name from ArvinMeritor, Inc. Hourly Employees Savings Plan to Meritor, Inc. Hourly Employees Savings Plan.
General – The Plan is a defined contribution retirement savings plan covering certain eligible union hourly employees of Meritor, Inc.'s Newark facility (the “Company” or "Meritor"). Eligible employees may participate in the Plan immediately on the date they become employees. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Employee Contributions – Prior to March 1, 2013, eligible employees could elect to contribute up to 20% of their compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution), subject to the limits prescribed under the Internal Revenue Code (“IRC”).
Effective March 1, 2013, eligible employees may contribute up to 50% of their compensation, by electing to defer receipt of compensation (pre-tax contribution), or authorizing deductions from compensation (after-tax contribution), subject to limits prescribed under the IRC. Participants can elect to have their contributions invested in 5% increments in various investment funds.
The Plan allows participants who are at least age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under the IRC.
Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan.
Employer Fixed Contributions – Certain Newark union employees are eligible for an employer fixed contribution ranging from 1.5% to 6% of eligible compensation depending on their age, union affiliation, and date of hire. These contributions are fully funded by the Company and are made to all eligible employees regardless of whether they choose to contribute to the Plan. These contributions are invested according to the investment mix participants have elected for their own contributions.
Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s Fixed Contributions, if applicable, and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments – Participants direct the investment of their contributions and the employer contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, a common collective trust fund and the Company’s common stock as investment options for participants.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
(FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

Vesting – Amounts attributable to participant and rollover contributions are fully vested at all times. Employer Fixed Contributions vest in annual 20% increments beginning with the completion of the second year of service. Participants become fully vested after they reach six years of service. Forfeited Employer Fixed Contributions are netted against future employer contributions.
Plan Withdrawals – Vested amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 ½. Pre-tax withdrawals prior to attaining age 59 ½ are not permitted except in the event of retirement, disability, or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 ½. Upon termination of service due to death, disability, retirement, or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in his or her account as a lump-sum distribution.
Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document. T. Rowe Price Retirement Plan Services, Inc., the recordkeeper of the Plan, must approve any such hardship withdrawals.
Transfers – The Company also sponsors a separate defined contribution savings plan for salaried employees and certain non-union hourly employees. The Plan allows for employees changing status between union hourly and certain non-union hourly or salaried to move invested assets to the Plan that correlates to their current status. During 2013, there were no transfers.
Participant Notes Receivable – Participants may borrow from their accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of notes receivable outstanding during the preceding 12-month period, (ii) amounts in the participant’s account attributable to participant contributions, or (iii) one-half of the participant’s vested account balance. The notes receivable are secured by the balances in the respective participants’ accounts. Participant notes receivable are written off when deemed uncollectible.
Interest is charged at 1% over the prime rate in place at the note receivable origination date, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. At year end, interest rates charged on outstanding balances were 4.25%. The notes receivable are repaid through payroll deductions over periods not to exceed 60 months unless they are for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions. Participants may have only one outstanding note receivable.
Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, participants with Employer Fixed Contribution balances would become fully vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation – The Plan's investments are stated at fair value except for its stable value common collective trust fund investment (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on the fair value of the underlying net assets at the measurement date by the issuer of the fund. The stable value fund primarily holds guaranteed investment contracts, separate account contracts (SAC), fixed income securities, wrapper contracts, and short-term investments. The issuer determines the fair value of the guaranteed investment contracts based on current yields of similar instruments with comparable durations taking into account the contract terms including

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
(FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

interest reset intervals and the credit rating of the issuer. The issuer determines the fair value of a SAC by reference to (1) the fair value of underlying securities held by the issuer and designated for payment of benefit-responsive withdrawals and (2) the price of benefit-responsive contracts of comparable quality and terms (including provision of a crediting rate floor) based, in part, on issuer quotes. The issuer determines the fair value of the fixed income securities using quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models and other pricing models. These models are primarily industry‑standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. Short-term investments are valued at cost, which approximates fair value. Mutual funds and common stock are reported at fair value based on quoted market prices. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date. See Note 4 for Fair Value Measurements Disclosure.
Participant Notes Receivable – Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Security Transactions and Investment Income – Purchases and sales of securities are reported on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.
Administrative Expenses – Administrative expenses for services required by the plan document are paid by the Plan. All expenses not required by the Plan are paid by the Company. The amounts reported in the financial statements represent administrative expenses paid by the Plan.
Benefit Payments – Benefit payments to participants are recorded upon distribution.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments which are exposed to various risks related to, among other things, interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
(FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

3.	INVESTMENTS
The Plan’s significant investments as of December 31, 2013 and 2012 are as follows:

	2013	2012
Mutual Funds - At fair value:
T. Rowe Price Growth and Income Fund	$1,252,825	$1,029,191
Pimco U.S. Total Return Instl	1,101,825	1,403,555
T. Rowe Price Retirement 2030 Fund	1,366,273	1,015,083
T. Rowe Price Retirement 2035 Fund	1,659,721	1,175,718
Vanguard Institutional Index Fund	2,858,805	2,747,334
Common Collective Fund - At contract value:
T. Rowe Price Stable Value Common Trust Fund	6,375,347	7,693,768
Common stock - At fair value:
Meritor, Inc.	2,387,837	1,216,090
During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$2,315,064
Common stock - Meritor, Inc.	1,388,364
Net appreciation	$3,703,428

4.	FAIR VALUE MEASUREMENTS
Accounting standards require certain assets be reported at fair value in the financial statements and provide a framework for establishing that fair value. The guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2013 and 2012 and the valuation techniques used by the Plan to determine those fair values.

◦	Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

◦
Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

◦	Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
(FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
The Plan also holds other assets not measured at fair value on a recurring basis, including accrued income and participant notes receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.
Investments measured at fair value on a recurring basis at December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity investments	$6,394,410	$—	$—	$6,394,410
Fixed income investments	1,101,825	—	—	1,101,825
Balanced investments	20,717	—	—	20,717
Retirement-year based investments	6,216,951	—	—	6,216,951
Common collective fund (1)	—	6,465,706	—	6,465,706
Common stock - Meritor, Inc.	2,387,837	—	—	2,387,837
Total investments at fair value	$16,121,740	$6,465,706	$—	$22,587,446
Investments measured at fair value on a recurring basis at December 31, 2012 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity investments	$5,749,388	$—	$—	$5,749,388
Fixed income investments	1,403,555	—	—	1,403,555
Balanced investments	16,009	—	—	16,009
Retirement-year based investments	4,718,088	—	—	4,718,088
Common collective fund (1)	—	8,024,526	—	8,024,526
Common stock - Meritor, Inc.	1,216,090	—	—	1,216,090
Total investments at fair value	$13,103,130	$8,024,526	$—	$21,127,656
(1) This class represents investments in the T. Rowe Price Stable Value Common Trust Fund (“Stable Value Fund”) that invests primarily in guaranteed investment contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investments. Stable Value Fund units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by the Plan. Under the terms of the Stable Value Fund’s agreement, the Plan is required to provide advance written notice to T. Rowe Price Trust Company prior to full redemption of the Stable Value Fund.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2013 and 2012.

MERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN
(FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS – (Continued)
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

5.	TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated March 17, 2010, that the Plan was designed in accordance with applicable sections of the IRC.
The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and is exempt from federal taxes as of December 31, 2013 and 2012. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements, nor were there any penalties or interest recognized or incurred. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2010.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2013 and 2012, the Plan held 228,939 and 257,101 shares, respectively, of common stock of Meritor, with a fair value of $2,387,837 and $1,216,090, respectively. During the year ended December 31, 2013, the Plan recorded no dividend income from common stock of Meritor.
Certain administrative expenses of the Plan are paid by the Company, which qualify as party-in-interest transactions.

7.	RECONCILIATION TO FORM 5500
The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were lower than those on Form 5500 by $90,359 and $330,758 at December 31, 2013 and 2012, respectively. Additionally, the increase in net assets on the Form 5500 for the year ended December 31, 2013 is lower than that on the financial statements by $240,399.

MERITOR, INC.                                      Schedule 1
HOURLY EMPLOYEES SAVINGS PLAN
(FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013                        EIN 38-3354643, Plan No. 335

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

		Mutual funds
	Blackrock	Equity Div I	**	$118,028
	Lord Abbett	Small Cap Value	**	366,248
	Pimco	U.S. Total Return Instl	**	1,101,825
	Vanguard	Institutional Index Fund	**	2,858,805
	Vanguard	Total Intl Stock Index	**	334,294
*	T. Rowe Price	Mid-Cap Growth Fund	**	985,165
*	T. Rowe Price	Growth and Income Fund	**	1,252,825
*	T. Rowe Price	Growth Stock Fund	**	476,704
*	T. Rowe Price	Prime Reserve Fund	**	2,341
*	T. Rowe Price	Retirement 2005 Fund	**	64,964
*	T. Rowe Price	Retirement 2010 Fund	**	130,207
*	T. Rowe Price	Retirement 2015 Fund	**	605,530
*	T. Rowe Price	Retirement 2020 Fund	**	984,000
*	T. Rowe Price	Retirement 2025 Fund	**	1,000,102
*	T. Rowe Price	Retirement 2030 Fund	**	1,366,273
*	T. Rowe Price	Retirement 2035 Fund	**	1,659,721
*	T. Rowe Price	Retirement 2040 Fund	**	285,498
*	T. Rowe Price	Retirement 2045 Fund	**	50,191
*	T. Rowe Price	Retirement 2050 Fund	**	29,036
*	T. Rowe Price	Retirement 2055 Fund	**	41,429
*	T. Rowe Price	Retirement Income Fund	**	20,717
		Common Collective Fund
*	T. Rowe Price	Stable Value Common Trust Fund	**	6,465,706
*	Meritor	Meritor, Inc. common stock	**	2,387,837
*	Participant notes receivable	Participant notes receivable bearing interest at 4.25%		47,405
		Total		$22,634,851
* Party-in-interest
** Cost information not required

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN (FORMERLY KNOWN AS ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN)

By:	/s/ Timothy Heffron

Timothy Heffron, Vice President, Human Resources and Chief Information Officer, Employee Benefit Plan Committee Member

June 12, 2014